21001549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.W. Korth & Company, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 Centurion Drive, Ste 200
(No. and Street)

Lansing (City) — MI (State) — 48917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Holly MacDonald-Korth — (305) 668-8485 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C
(Name – if individual, state last, first, middle name)

80 Washington Street (Address) — Norwell (City) — MA (State) — 02061 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Holly MacDonald-Korth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.W. Korth & Company, L.P., as of December 31st, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.W. KORTH & COMPANY LIMITED PARTNERSHIP
AND SUBSIDIARIES
TABLE OF CONTENTS
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020
AND FOR THE YEAR THEN ENDED

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors and Partners
J.W. Korth & Company Limited Partnership
And Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of J.W. Korth & Company Limited Partnership and Subsidiaries (the "Partnership") as of December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). We did not audit the financial statements of Korth Direct Mortgage, Inc., which until July 31, 2020 was a wholly owned subsidiary of the Partnership. (See paragraph below and footnote 3 to the financial statements). Those statements were audited by other auditors, and our opinion, insofar as it relates to the amounts included for Korth Direct Mortgage, Inc. is based solely on the report of the other auditors. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of J.W. Korth & Company Limited Partnership and Subsidiaries as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to J.W. Korth & Company Limited Partnership and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

As more fully described in footnote 3 to the consolidated financial statements, on July 31, 2020, Korth Direct Mortgage, Inc. (KDM), previously the wholly owned subsidiary of the Partnership, acquired substantially all of the equity of the Partnership. Consequently, KDM owns 100% of the voting interest in the Partnership. On July 31, 2020, KDM was deconsolidated from the Partnerships consolidated financial statements. At December 31, 2020 the statement of financial condition reflects only the accounts of the Partnership.

In our opinion, the financial statements are fairly stated in all material respects.

LMHS, P.C.

LMHS, P.C.

We have served as J.W. Korth & Company Limited Partnership and Subsidiaries' auditor since 2020.

Norwell, Massachusetts

February 18, 2021

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

J.W. KORTH & COMPANY LIMITED PARTNERSHIP
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2020

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	825,854
Restricted cash		-
Mortgages owned		-
Mortgage Servicing Rights at Fair Value		-
Deposit with clearing broker		100,000
Trading securities, at fair value		225,046
Accounts receivable		9,665
Accrued interest receivable		-
Prepaid expenses		61,401
Other current assets		115
Total Current Assets		1,222,081
PROPERTY AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION		9,331
OTHER ASSETS		
Deposits		7,311
Due from parent		113,955
Due from partners		-
ROU Leased Asset		33,090
Goodwill		110,000
Total Other Assets		264,356
TOTAL ASSETS	$	1,495,768
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	81,111
MSNs payable		-
In trust for Investors		-
In trust for borrowers		-
Commissions payable		20,424
Securities sold, not yet purchased, at fair value		8,421
Lease liability		33,090
Deferred Revenue		-
Deferred Tax Liability		-
PPP loan		161,600
Due to clearing brokers		240,942
Total Current Liabilities		545,588
PARTNERS' CAPITAL		
KDM Preferred Capital		-
KDM Additional Paid-in Capital		-
Partners' Capital		950,180
Total Partners' Capital		950,180
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,495,768

See accompanying notes to the financial statements.

NOTE 1 - NATURE OF BUSINESS

J.W. Korth & Company Limited Partnership ("the Partnership") is a securities broker dealer registered with the Securities Exchange Commission and the states of Michigan, Florida, and various other states and an SEC registered investment adviser under the Investment Advisers Act of 1940. The Partnership is a licensed member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation, as well as a Municipal Securities Rulemaking Board (MSRB) registrant. Unless sooner terminated by law or as provided in the limited partnership agreement, the Partnership will terminate on December 31, 2040.

The Partnership has entered into a membership agreement with FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Partnership must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Partnership must refrain from holding customer funds or safe-keeping customer securities.

Korth Direct Mortgage, Inc. ("KDM") is incorporated in the state of Florida and was a wholly-owned subsidiary of the Partnership. On July 31, 2020, KDM acquired substantially all of the equity of the Partnership – see Note 3 below for the details. KDM was created to originate mortgages and fund those mortgages with debt instruments secured by mortgage loans.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The Consolidated Statement of Financial Condition as of December 31, 2020, only reflects the accounts of the Partnership.

The Consolidated Statement of Operations, the Consolidated Statement of Changes in Partners' Capital, and the Consolidated Statement of Cash Flows include the accounts of the Partnership and KDM, its wholly-owned subsidiary, through July 31, 2020, when KDM acquired substantially all the equity of the Partnership. After July 31, 2020, the financial statements only include the activity of the Partnership. KDM was deconsolidated as of July 31, 2020, to reflect the change in ownership structure between the Partnership and KDM.

The transactions and balances between the Partnership and KDM have been eliminated in consolidation up until July 31, 2020. The entities are reported as segments in Note 19.

BASIS OF ACCOUNTING

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in banks and highly liquid investments with maturities of three months or less at the time of purchase.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

GOODWILL

Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Section 350 requires an annual assessment of the recoverability of goodwill using a two-step process. The first step of the impairment test involves a comparison of the fair value of the reporting unit to its carrying value. If the carrying value is higher than the fair value or there is an indication that impairment may exist, a second step must be performed to compute the amount of the impairment. Management conducted its annual assessment of goodwill impairment and determined that there were no indicators of goodwill impairment and therefore did not record an impairment loss for the year ended December 31, 2020.

REVENUE RECOGNITION

The Partnership's primary sources of revenue are generated from trading profits and commissions, underwriting income, origination fees, servicing fees, and investment advisory fees.

Trading Profits and Commissions

Trading profits and Commissions represent revenue generated through the trading of securities for its own account, as well as mark-ups,mark-downs, and commissions earned on trades for clients. Revenue from trading profits is recognized upon settlement of the securities transactions.

Underwriting Income

Underwriting income represents revenue earned by the Partnership for underwriting and distribution of securities. Revenues from underwriting income are recognized on the settlement date of the trades. Generally, underwriting income comes from underwriting and distribution of KDM's mortgage securities.

Origination Fees

Loan origination fees represent revenue earned from originating mortgage loans; net of any credits given to the borrower. Loan origination fees generally represent flat, per-loan fee amounts and are deferred and recognized as revenue over the life of the loan. The associated loan origination costs are also deferred and recognized as expense over the life of the loan. The deferred portion of the loan origination fees is netted against the deferred portion of the loan origination costs, which include mortgage broker expenses, and reported as a net deferred revenue liability on the Consolidated Statement of Financial Condition.

Servicing Fees

Loan servicing fees represent revenue earned for servicing loans for various investors. Loan servicing fees are a percentage of the outstanding unpaid principal balance and represent the difference between the CM Loan interest received and the MSN interest payable. Servicing fees are recognized as revenue as the related mortgage payments are received; similarly, loan servicing expenses are charged to operations as incurred.

Investment Advisory Fees

Investment advisory fees represent revenue earned from advisory services provided to the Partnership's managed accounts. Investment advisory fees are generally recognized and settled on a quarterly basis, pursuant to the individual investment advisory agreements with each managed account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

On January 1, 2018, the company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and supersedes most industry specific revenue recognition guidance. The majority of the Company's revenues come from trading profits and other sources, including commissions, underwriting profit, origination fees, and servicing fees. The Company adopted ASC 606 using the modified retrospective method applied to all contracts not completed as of January 1, 2018. As part of the evaluation of effects of ASC 606 on Company's financial statements, management has analyzed contracts identifying revenues and costs within the scope of the standard and has not recognized any assets from costs to obtain or fulfill a contract with customers.

The adoption of ASC 606 did not result in a change to the accounting for any of the in-scope revenue streams; as such, no cumulative effect adjustment was recorded.

DEPRECIATION

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments, which consist of due from affiliate and other receivables, prepaid expenses, accounts payable and other accrued liabilities, and commissions payable approximate their fair value due to the short-term maturity of these instruments.

LEASES

In February 2016, the FASB issued ASU No. 2016-02, "*Leases (Topic 842)*." The standard requires organizations to recognize right-of-use ("ROU") assets and lease liabilities on the balance sheet and disclose key information about leases that were historically classified as operating leases under previous generally accepted accounting principles. Leases will be classified as financing or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The Partnership adopted the new lease standard on January 1, 2019, and has chosen to use that date as the effective date of initial application. Consequently, financial information will not be updated and the disclosures

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

required under the new standard will not be provided for dates and periods before January 1, 2019. The new lease guidance provides a number of optional practical expedients in transition. The Partnership has elected the "package of practical expedient," which permits it to not reassess under the new standard its prior conclusions about lease identification, lease classification, and initial direct costs. As part of the adoption of this standard, the Partnership recognized lease liabilities with a corresponding ROU leased asset of

approximately the same amount based on the present value of the remaining lease payments pursuant to current leasing standards for existing operating leases. The adoption of this standard did not have a material impact on the Partnership's financial statements.

STOCK COMPENSATION

KDM estimates the fair values of share-based payments on the date of grant using a Black-Scholes option pricing model. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. KDM's accounting policy is to recognize forfeitures as they occur.

The Black-Scholes option pricing model requires assumptions for the expected volatility of the share price of our common stock, the expected dividend yield, and a risk-free interest rate over the expected term of the stock-based award.

Since KDM's common stock is not publicly traded, we do not have sufficient company specific information regarding the volatility of our share price on which to base an estimate of expected volatility. As a result, we use the historical volatilities of similar entities within our industry as the expected volatility of our share price.

The expected dividend yield is 0% as KDM has not paid any dividends on its common stock and does not anticipate it will pay any dividends in the foreseeable future on its common stock.

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant date with a remaining term equal to the expected term of the stock-based award.

Since KDM does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term, KDM utilizes the simplified method to calculate the expected term of stock-based awards based on the average of the vesting term and contractual term of the award.

The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

UNREALIZED GAINS ON MORTGAGES

The net present value of the servicing income is recognized at the time the mortgage is initiated. This value uses several inputs that are highly subjective including: discount rate, prepayment rate, the current interest rate environment, and default rate assumptions. Since the Company has limited operating history and a small amount of loans outstanding, we have a limited basis to predict prepayment rates and default rates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

No provision for federal income taxes is required for the Partnership since the partners report their proportionate share of partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

On June 6, 2019, KDM converted into a Florida corporation. Effective with the conversion into a Florida corporation, income taxes for KDM are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance on deferred tax assets is established when management considers it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In accordance with FASB ASC 740, management has evaluated uncertain tax positions taken or expected to be taken in the Partnership's and KDM's tax returns. In order for a benefit to be recognized, a tax position must be more-likely-than-not to be sustained when challenged or examined by the applicable taxing authority. For the year ended December 31, 2020, the Partnership has no material uncertain tax positions.

NOTE 3 - ACQUISITION OF PARTNERSHIP BY RELATED PARTY AFFILIATE

On July 31, 2020, KDM, previously a wholly-owned subsidiary of the Partnership, acquired substantially all of the equity of the Partnership. Pursuant to the Purchase Agreement, as a condition of closing, the Partnership agreed to distribute all of its 5,000,000 shares of KDM's common stock to its partners ratably in accordance with their partnership interests in the Partnership pursuant to exemptions from registration available under Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated under the Securities Act.

Prior to the closing, J W Korth LLC owned 73.6% of the Common Capital interest of the Partnership and at closing received 3,680,000 shares of KDM's common stock. Simultaneously, J W Korth LLC distributed KDM's common shares it received from the Partnership to its members James Korth and Holly MacDonald-Korth, according to their membership interests which were 80% and 20%, respectively. After the distribution of KDM's common shares to its members, KDM acquired all of the membership interests in JW Korth LLC from Mr. Korth and Ms. MacDonald-Korth for consideration of the payment to (i) the Preferred Capital Interest partners of the Partnership of accrued and unpaid 6% dividends through July 31, 2020, and (ii) James Korth of $150,000 in payment for the value of his J W Korth LLC Common Capital Interest account.

As post-closing commitments, KDM agreed to (i) retain Mr. Korth as the managing partner of the Partnership, Ms. MacDonald-Korth as the Partnership's chief financial officer, and all other employees of the Partnership who were employed at time of the closing; (ii) operate the Partnership as an SEC registered broker-dealer and investment advisor; (iii) pay the Partnership's Preferred Capital Interest Partners quarterly dividends concurrently with its payment of KDM's Series A Preferred Stock dividends at least annually; (iv) in such years as it pays Series A Preferred dividends, redeem 25% annually of the Partnership's Preferred Capital Interest partners through a capital contribution to the Partnership; and (v) make a discretionary redemption of all accounts of the limited partners of the Partnership under the J.W. Korth partnership agreement. Upon redemption of the limited partners' accounts and the payment of the other consideration described above to the JW Korth partners, KDM will own 100% of the voting interests in the Partnership.

NOTE 3 - ACQUISITION OF PARTNERSHIP BY RELATED PARTY AFFILIATE (Continued)

The following table summarizes the consideration paid, or to be paid, to the partners for the acquisitions:

		Consideration
Accrued & unpaid dividends to the Preferred Capital Interest partners	$	213,443
J W Korth LLC's Common Capital Interest account		150,000
Contingent liability to redeem J.W. Korth Preferred Capital Interest Partners		696,253
Disposition of outstanding loan due from J.W. Korth Executive Officer		69,780
Total Consideration Paid	**$**	**1,129,476**

The acquisition was between related parties and resulted in no change of control of either entity due to the common ownership interests between the two entities. Effective as of the acquisition date, KDM was no longer a subsidiary of the Partnership. As a result, KDM was deconsolidated from the Partnership's consolidated financial statements at KDM's net book value as of July 31, 2020. The net book value of KDM's assets and liabilities as of July 31, 2020, was $6,274,451.

Several employees are shared by both KDM and the Partnership. In January 2021, KDM took over payroll for both companies.

NOTE 4 – CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash to amounts shown in the consolidated statement of cash flows:

		January 1, 2020		December 31, 2020
Cash and Cash Equivalents	$	3,226,129	$	825,854
Restricted Cash	$	1,295,242	$	-
	$	4,521,371	$	825,854

Prior to the deconsolidation of KDM, as described above, the Partnership maintained three segregated accounts in trust for borrowers and investors. The value of these accounts was carried under the asset "Restricted Cash." As part of the deconsolidation of KDM as of July 31, 2020, Restricted Cash of $1,744,541 was deconsolidated from the Partnership's consolidated financial statements.

The "In Trust for 1" account held the monthly tax and insurance payments collected from borrowers and distributed payments annually, on behalf of borrowers, to the appropriate tax authority and insurance companies. As of July 31, 2020, this account had a balance of $1,429,981.

NOTE 4 – CASH, CASH EQUIVALENTS, AND RESTRICTED CASH (Continued)

The "In Trust for 2 and 3" accounts received payments from borrowers and distributed payments to investors, and paid the servicing fee to the Company. As of July 31, 2020, these accounts had a balance of $314,560, which consists of borrower early payments and commitment fees.

NOTE 5 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership can access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Valuation Techniques

The Partnership values investments in trading securities and securities sold, not yet purchased, that are freely tradable at their last sales price as of the last business day of the year.

NOTE 5 - FAIR VALUE MEASUREMENT (Continued)

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Fair Value Measurements at Reporting Date Using:			
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2020				
Financial Asstes:				
Securities Owned				
Corporate bonds	$ 225,000	$ -	$ -	$ 225,000
Municipal bonds	-	-	-	-
Other Securities	46	-	46	-
	$ 225,046	$ -	$ 46	$ 225,000
Financial Liabilities:				
Securities sold, not yet purchased	$ 8,421	$ -	$ 8,421	$ -

The Company's policy for recording transfers between levels of the fair value hierarchy is to recognize as of the financial statement date. For the year ended December 31, 2020, there were no transfers between levels.

The Partnership held $225,000 of defaulted Banco Cruzeiro del Sur bonds which it reasonably believes it will receive par value for from the receiver handling the liquidation in Brazil. Local counsel has informed us that the bank has sufficient cash to pay off our bonds. We therefore carry them at par value.

NOTE 6 - SECURITIES SOLD, NOT YET PURCHASED

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized on the consolidated statement of financial position. As of December 31, 2020, we had $8,421 in currency short positions.

NOTE 7 - CLEARING ARRANGEMENT

The Partnership clears on a fully-disclosed basis with RBC Capital Correspondent Services. Pursuant to the clearing agreement, the Partnership is required to maintain a clearing deposit of $100,000.

NOTE 8 - PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

Equipment	$ 22,127
Furniture and fixtures	25,726
	47,853
Accumulated depreciation	(38,522)
NET PROPERTY AND EQUIPMENT	$ 9,331

Depreciation expense was $3,217 for the year ended December 31, 2020.

NOTE 9 – SBA PAYROLL PROTECTION LOAN

In April of 2020 the Company received $161,600 from the SBA Payroll Protection Loan Program. In accordance with the PPP Loan Program, this loan may be forgiven if it used for approved payroll and overhead expenditures. At February 18, 202, the Company has not submitted for any loan forgiveness, but in Accordance with FINRA Guidance, has included this loan as allowable for net capital computation up to the amount of Qualified Expenditures totaling Management is of the opinion that this entire loan amount will be utilized on qualified PPP loan expenditures, and therefore, expects the entire loan amount to be forgiven.

NOTE 10 – EMPLOYEE AND DIRECTOR STOCK OPTIONS

In June 2019, KDM's Board of Directors adopted the 2019 Stock Option Plan (the "Incentive Plan"). The Incentive Plan provides for the grant of both incentive and non-statutory stock options to key employees, directors or other persons having a service relationship with KDM for the purchase of up to an aggregate of 1,000,000 shares of KDM's unissued, or reacquired, common stock, $0.001 par value. The Plan will be administered by the Board of Directors, or a committee appointed by the Board.

During the year ended December 31, 2019, KDM issued options to purchase 835,000 shares of the Company's common stock at an exercise price or $1.00 per share. The weighted-average grant date fair values of options granted during the fiscal year 2019 was $0.1855 per share. The fair values of the stock-based awards granted during the year ended December 31, 2019, were calculated with the following weighted-average assumptions:

	2019
Risk-free interest rate:	1.76%
Expected term:	5.75 years
Expected dividend yield:	0%
Expected volatility:	35.01%

Prior to the deconsolidation of KDM as of July 31, 2020, KDM recorded $15,057 of stock-based compensation expense, included as part of the Partnership's consolidated statement of operations for 2020. As of July 31, 2020, there was $49,481 in total unrecognized compensation expense related to non-vested employee stock options granted under the Incentive Plan, which is expected to be recognized over 1.9 years.

NOTE 10 – EMPLOYEE AND DIRECTOR STOCK OPTIONS (Continued)

There were no options granted, exercised, expired, or forfeited during the seven months through July 31, 2020, included as part of the Partnership's consolidated statement of operations for 2020.

NOTE 11 -NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital as defined in such Rule. At December 31, 2020, the Partnership's net capital was $573,784 compared with the required minimum net capital of $100,000. Under the Rule, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2020, the Partnership's ratio was 0.18 to 1.00.

NOTE 12 -COMMITMENTS

The Partnership leases office space in Miami, Florida, and Lansing, Michigan under two operating leases that expire at various times in 2021. The operating lease agreements include provisions for additional payments to cover common areas, direct operating expenses, utilities, parking, and taxes.

The net present value of future lease payments pursuant to the operating lease agreements are included in the ROU Leased Asset and the Lease Liability accounts on the Consolidated Statement of Financial Condition. The ROU Leased Asset represents the right to use an underlying asset for the remaining lease term. The Lease Liability represents the obligation to make lease payments pursuant to the terms of the lease agreements.

Rental expense for the year ended December 31, 2020 was $105,939, which includes additional expenses for common area, direct operating expense, utilities, parking, and taxes.

As of December 31, 2020, the net present value, using the weighted-average discount rate of 4.24%, which is commensurate with the Partnership's secured borrowing rate, was $33,090.

The following is a schedule of the maturities of future lease liabilities over the remaining weighted-average lease term of 0.3 years as of December 31, 2020:

2021	$ 34,473
Total Lease Payments	34,473
Less: Imputed Interest	(1,383)
Total Lease Liabilities	$ 33,090

NOTE 13 - RETIREMENT PLAN

The Partnership maintains a salary reduction simplified employee pension plan which covers substantially all employees and is qualified under Section 408(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute up to 25% of gross compensation up to a maximum determined by the Internal Revenue Code. Partnership contributions to the plan are discretionary and determined by the managing partner. The Partnership made a contribution of $15,926.97 to the plan for the year ended December 31, 2020.

NOTE 14 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash and cash equivalents and positions held in securities.

The Partnership engages in proprietary security transactions on a margin basis. In margin transactions, the Partnership is extended credit by the Partnership's clearing broker, collateralized by cash and securities in the Partnership's accounts. Such transactions may expose the Partnership to significant off-balance-sheet risk.

The Partnership maintains a cash balance in a national financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2020, the Partnership had no uninsured cash balances in financial institutions.

The Partnership deposits its cash with FDIC insured financial institutions and has cash on deposit with the clearing broker. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Receivables were substantially collected subsequent to year-end and are likewise considered subject to minimal risk.

NOTE 15 -INDEMNIFICATIONS

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Partnership provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

NOTE 16 - MAJOR CUSTOMERS

For the year ended December 31, 2020, one customer comprised 30% of the Partnership's revenues.

NOTE 17 – CONTINGENCIES

On December 10, 2014, the Partnership and its managing partner received a Notice of Complaint ("Complaint") from the Financial Industry Regulatory Authority's ("FINRA") Department of Enforcement. The Complaint alleges the Partnership charged its customers excessive markups and markdowns on certain municipal and corporate bond transactions and CMO (collateralized mortgage obligation) transactions between April 2009 and December 2011. On February 1, 2017, a FINRA panel rendered a decision on this matter and ordered the Partnership to pay $29,268 in refunds to customers and to retain a consultant to establish policies to ensure that the Partnership does not charge prices in excess of what is fair and reasonable. On the same date, the Partnership appealed the decision and this matter is pending review by FINRA.

The firm is vigorously defending itself. It believes all its transactions were executed under its internal policies and well within FINRA rules. The Firm believes that restitution to its customers will not be required.

The Partnership is subject to an investigation of technical aspects of its financial advisory activities by the SEC regarding the reporting and treatment of certain trades. The inquiry involves rule interpretations by the Partnership of the technical aspects of recording and reporting for purchases and sales of bonds and the relevance of certain disclosures in the brochure. The firm is fully cooperating with the SEC and believes at this time the outcome of the investigation is not expected to have a material effect on the Partnership.

NOTE 18 – RELATED PARTY TRANSACTIONS

The Partnership has an intercompany balance with its parent company, KDM. The balance as of December 31, 2020, was $113,955 and is included in due from parent in the accompanying statement of financial condition.

NOTE 19 – INCOME TAXES

The Partnership does not directly pay income taxes. However, KDM, its previously wholly-owned subsidiary, is a corporation subject to state and federal taxes.

NOTE 20 – SEGMENTS

During the year ended December 31, 2020, we operated two business segments: JWK and KDM. We allocate revenue and expenses to segments as they are earned and used. Prior to the deconsolidation of KDM, intercompany balances were eliminated in consolidation.

NOTE 21 – SUBSEQUENT EVENTS

On January 13, 2021 the Partnership negotiated a termination of its lease for its Miami office five months early. In Miami, the Partnership occupies offices that KDM has leased.

As a result of the COVID-19 outbreak in the United States, financial and operational challenges have arisen in many industries. The Partnership has been able to enact procedures to abate the financial and operational effects of the outbreak without a reduction in its workforce. Although the Partnership has been able to adapt sufficiently so far, there is no certainty that this will remain the case going forward.